Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or “Randgold”)
RANDGOLD RESOURCES ANNOUNCES DISPOSAL OF 5 000 000 COMMON SHARES IN VOLTA RESOURCES INC
London, 23 August 2010 — Randgold Resources Limited sold a further 5 million common shares in Volta Resources Inc (“Volta”) at a price of CAD$1.50 per common share on Monday 16 August 2010. The total proceeds payable to Randgold were CAD$7.5 million (US$7.2 million). The cash proceeds received will be used for general corporate purposes.
Randgold acquired 20 million common shares in Volta as part of the consideration received for the sale of the Kiaka project in Burkina Faso, completed on 20 November 2009. Randgold sold 5 million common shares on 12 May 2010 and after this transaction will continue to hold 10.99 million shares in Volta.
The management of Randgold has no on-going involvement with the Kiaka project or Volta and will continue to categorise the remaining Randgold investment in Volta as available-for-sale financial assets.
Enquiries:

Mark Bristow	Graham Shuttleworth	Kathy du Plessis
Chief Executive	Financial Director	Investor & Media Relations
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	randgoldresources@dpapr.com
Website: www.randgoldresources.com